Filed by UGI Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: AmeriGas Partners, L.P.
Commission File No. 001-13692
Date: July 30, 2019

July 30, 2019

Dear Unitholders:

The August 21, 2019 Special Meeting of Unitholders of AmeriGas Partners, L.P. is fast approaching and according to our latest records, we have not yet received your vote. Your Board of Directors unanimously recommends that you vote FOR the merger and related proposals.

Your vote is important, no matter how many or how few units you may own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

Monica M. Gaudiosi

Vice President, General Counsel and Secretary

of AmeriGas Propane, Inc., the General Partner

of AmeriGas Partners, L.P.

REMEMBER:

You can vote by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your units, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-888-750-5834.

No Offer or Solicitation This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between UGI Corporation (“UGI”) and AmeriGas Partners, L.P. (“AmeriGas”) will be submitted to AmeriGas’s unitholders for their consideration.

In connection with the proposed transaction, UGI and AmeriGas, as applicable, have filed a registration statement on Form S-4, including a proxy statement/prospectus of UGI, and other related documents, including a Schedule 13E-3 and the merger agreement relating to the proposed transaction (collectively, with any other document that may be filed, the “Disclosed Documents”), with the Securities and Exchange Commission (“SEC”). BEFORE MAKING ANY VOTING DECISION OR ELECTION, INVESTORS AND SECURITY HOLDERS OF UGI AND AMERIGAS ARE ADVISED TO CAREFULLY READ THE DISCLOSED DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive proxy statement/prospectus has been sent to AmeriGas unitholders as of July 1, 2019 in connection with the special meeting of AmeriGas unitholders to be held on August 21, 2019 to approve the proposed merger. Investors and security holders may obtain a free copy of the Disclosed Documents from the SEC’s website at www.sec.gov. Security holders and other interested parties may also obtain, without charge, a copy of the Disclosed Documents from www.ugicorp.com under the tab “Investor Relations” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation UGI, AmeriGas, AmeriGas Propane, Inc., the general partner of AmeriGas, and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in UGI’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on December 20, 2018, and AmeriGas’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 20, 2018, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the proxy statement/prospectus and other relevant documents regarding the transaction, which are filed with the SEC.